Exhibit 5

STOCK PURCHASE AGREEMENT

     This STOCK PURCHASE AGREEMENT (the “Agreement”) dated effective August 1, 2002 (the “Effective Date”), is entered into by and among friendlyway AG, a corporation organized under the laws of Germany (“Seller” ), friendlyway, Inc., a Delaware corporation (“Company”) Alexander von Welczeck, a married individual residing in Mill Valley, California (“Buyer”), Klaus Trox, an individual residing in Munich, Germany, and Andreas Stütz, an individual residing in Munich, Germany (each, an “AG Shareholder,” and collectively “AG Shareholders”) with reference to the material facts set forth in the Recitals below:

               (b) Deferred Payments. Subject to the terms and conditions set forth in this section 1.3(b), Buyer, upon closing of any sale, transfer, or assignment (each a “Sale”) to any person of any share of the Purchased Shares, or any other share of Company’s stock hereinafter acquired by Buyer, shall pay to Seller an amount to be calculated as follows:

                     -   the entire amount of the Consideration (as defined below) actually received by Buyer for such Sale, if such Consideration is one hundred thousand Dollars ($100,000) or less;

                     -   an amount of one hundred thousand Dollars ($100,000), if the Consideration actually received by Buyer exceeds one hundred thousand Dollars ($100,000), and does not exceed five hundred thousand Dollars ($500,000); and

                     -   an amount equal to twenty percent (20%) of the Consideration actually received by Buyer, if such Consideration exceeds the amount of five hundred thousand Dollars ($500,000).

     The term “Sale” shall exclude any bona fide gift made by Buyer if, and only if, such gift has been approved by Seller in writing, which approval shall not unreasonably be withheld.

                    (i) Prior to or immediately after the closing of any Sale, Buyer shall send a written notice to Seller including a calculation of the estimated Deferred Payment relating to such Sale and a copy of such agreements underlying such Sale that enable Seller to verify Buyer’s calculation. In addition, Buyer shall deliver such document to Seller regarding such Sale as Seller may reasonably request.

                    (ii) Each Deferred Payment shall become due and payable in cash within fifteen (15) days after the closing of a Sale; provided, however, that any portion of the Deferred Payment resulting from Consideration, which will be paid after such closing or is contingent upon the occurrence of some future event, shall be paid by Buyer to Seller at the time of the actual receipt of such Consideration by Buyer.

                    (iii) Buyer’s obligation to make Deferred Payments shall be limited to (and thereafter Buyer’s obligations under the Section 1.3 (b) shall terminate upon):

                         (A) any Sale closing within five (5) years after the Effective Date; and

                         (B) the Sale of seven million (7,000,000) shares of Company’s stock in the aggregate (including any Shares that have been subject to any Sale), as adjusted for stock splits, stock dividends, recapitalizations, and the like, irrespective of whether such shares are Purchased Shares or shares acquired by Buyer hereafter.

                    (iv) For the purposes of this Section 1.3, the term “Consideration” means the following, net of broker or similar fees, attorney fees, and filing fees, incurred or payable by Buyer in connection with a Sale:

                         (A) the aggregate amount of all cash received by Buyer in a Sale; plus

                         (B) the Fair Market Value of all securities or other property received by Buyer at or subsequent to the closing of a Sale, including any liabilities assumed or taken subject to, and any earnout or contingent payments; or

                         (C) in the event that a Sale consists of a gift made by Buyer without Seller’s prior written approval, the deemed Consideration received by Buyer for such Sale shall be the Fair Market Value of Shares included in such Sale.

                    (v) For the purposes of this Section 1.3, the term “Fair Market Value” means

                         (A) In case of publicly-traded securities, the average daily closing sales price of such securities for the ten consecutive trading days preceding the date any payment based on the determination of the Fair Market Value of such securities becomes due and payable. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the principal national securities exchange on which such securities are listed and admitted to trading, or, if not listed and admitted to trading on any such exchange, on the Nasdaq National Market System, or if not quoted on the Nasdaq National Market System, the average of the closing bid and asked prices in the over the counter market as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors of the Company for that purpose.

                         (B) In any other case, the amount of any payment based on the determination of the Fair Market Value as of the date such payment becomes due and payable, as determined by (i) Buyer and Seller through good faith negotiations; (ii) an independent appraiser acceptable to both Buyer and Seller, if the parties involved do not agree upon the Fair Market Value within fifteen (15) days after the date as of which such Fair Market Value is to be determined; (iii) an independent appraiser mutually acceptable to the appraiser elected by each party, if the parties fail to agree upon one appraiser within five (5) days thereafter. The fees and expenses of any appraiser selected in accordance with this provision shall be shared equally between Buyer and Seller.